UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

IsoPlexis Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

465005 106

(CUSIP Number)

October 12, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 465005 106

1	NAMES OF REPORTING PERSONS Perceptive Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,906,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,906,872

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,906,872
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 465005 106

1	NAMES OF REPORTING PERSONS Joseph Edelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,906,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,906,872

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,906,872
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 465005 106

1	NAMES OF REPORTING PERSONS Perceptive Life Sciences Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,554,587
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,554,587

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,554,587
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 465005 106

1	NAMES OF REPORTING PERSONS Perceptive Credit Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,352,285
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,352,285

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,352,285
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 465005 106

1	NAMES OF REPORTING PERSONS Perceptive Credit Holdings III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,147,336
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,147,336

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,336
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 465005 106

1	NAMES OF REPORTING PERSONS PCOF EQ AIV III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 204,949
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 204,949

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,949
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1(a).	Name of Issuer:

IsoPlexis Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

35 NE Industrial Rd

Branford, CT 06405

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Perceptive Advisors LLC (“Perceptive Advisors”)

Joseph Edelman (“Mr. Edelman”)

Perceptive Life Sciences Master Fund, Ltd. (the “Master Fund”)

Perceptive Credit Advisors, LLC (“Perceptive Credit”)

Perceptive Credit Holdings III, LP (“Perceptive Credit Holdings III”)

PCOF EQ AIV III, LP (“PCOF”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor

New York, NY 10003

Item 2(c).	Citizenship:

Perceptive Advisors is a Delaware limited liability company

Mr. Edelman is a United States citizen

The Master Fund is a Cayman Islands corporation

Perceptive Credit is a Delaware limited liability company

Perceptive Credit Holdings III is Delaware limited partnership

PCOF is a Delaware limited partnership

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

465005 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages are based on 38,844,251 outstanding shares of Common Stock as reported in the Issuer’s prospectus filed on October 12, 2021.

Neither Perceptive Advisors nor Mr. Edelman directly holds any shares of Common Stock. The Master Fund directly holds 3,554,587 shares of Common Stock. Perceptive Credit Holdings III holds directly holds 335,962 shares of Common Stock and warrants exercisable for 780,032 shares of Common Stock. PCOF holds directly 204,949 shares of Common Stock. Perceptive Advisors serves as the investment manager to the Master Fund. Perceptive Credit serves as the investment manager to Perceptive Credit Holdings III and PCOF. Mr. Edelman is the managing member of Perceptive Advisors and Perceptive Credit.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	October 22, 2021

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE LIFE SCIENCES MASTER FUND, LTD.

By:	Perceptive Advisors LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PERCEPTIVE CREDIT ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PERCEPTIVE CREDIT HOLDINGS III, LP

By:	Perceptive Credit Opportunities GP, LLC, its general partner

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PCOF EQ AIV III, LP

By:	PCOF EQ AIV GP, LLC, its general partner

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member